Exhibit 99.1

Earlyworks Co., Ltd. Reports Financial and Operational Performance for the Six Months Ended October 31, 2023.

TOKYO, April 30, 2024. Earlyworks Co., Ltd. (NASDAQ: ELWS) (the “Company”), a Japanese provider of blockchain technology solutions, today announced its financial results for the six months ended October 31, 2023.

For the six months ended October 31, 2023, the Company’s revenue increased by approximately JPY 22,738 thousand, gross profit increased by approximately JPY 39,631 thousand and net loss decreased by approximately JPY 28,393 thousand, as compared to the same period in 2022.

Management Commentary

The six-month period ended October 31, 2023 marks several milestones for the Company.

First, the Company achieved its initial public offering and listing on the NASDAQ in the six months ended October 31, 2023.

Second, the Company has been able to leverage its research and development achievements for business opportunities. In the 2023 fiscal year, the Company was dedicated to the research and development of its proprietary blockchain system (Grid Ledger System, hereinafter “GLS”). This was a strategic decision made by Company’s management to contribute to its future business. During the six months ended October 31, 2023, the Company made significant efforts to promote GLS. As announced in the Company’s previous press releases, the Company’s research and development efforts resulted in the launch of Phase 1 of the System Development Kit package for GLS, and collaborations with large Japanese corporations, including NTT DOCOMO, INC., one of Japan’s largest cell phone operators, have been implemented. The Company is hopeful that these collaborations will contribute to future business growth.

Third, the Company has updated its revenue generation model. The Company’s previous model centered on securing system development contracts using blockchain technology. With the development of GLS, the Company has been able to provide decentralized blockchain solutions based on GLS. Large and venture companies in Japan are currently seeking collaborations to launch new businesses, termed “co-creation new business development.” The Company has sought to take full advantage of opportunities created by the “co-creation new business development” model and establish collaborations as a business partner, rather than a contracting system developer, by leveraging GLS. For example, as announced in the Company’s previous press release, the Company has been selected as a co-creation business partner for MetaMe®, a meta-communication service utilizing technology from NTT DOCOMO, INC. The Company believes this initiative of updating its revenue generation model has redefined the Company’s position and presented new opportunities for recurring income and revenue.

Comparison Between the Six Months Ended October 31, 2023 and 2022

EARLYWORKS CO., LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS

	For the six months ended October 31, 2022	For the six months ended October 31, 2023	For the six months ended October 31, 2023
	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	11,358,517	4,812,000	31,771
Consulting and solution services	20,847,940	1,267,620	8,369
Sale of NFTs	—	48,864,935	322,626
TOTAL OPERATING REVENUES	32,206,457	54,944,555	362,766
COST OF REVENUES	(20,229,847)	(3,336,792)	(22,031)
GROSS PROFIT	11,976,610	51,607,763	340,735
OPERATING EXPENSES:
Selling and marketing expenses	(11,366,838)	(27,077,415)	(178,776)
General and administrative expenses	(162,606,424)	(200,231,599)	(1,322,010)
Share-based compensation expenses	—	(1,616,463)	(10,673)
Research and development expenses	(50,234,955)	(44,821,606)	(295,930)
TOTAL OPERATING EXPENSES	(224,208,217)	(273,747,083)	(1,807,389)
LOSS FROM OPERATIONS	(212,231,607)	(222,139,320)	(1,466,654)
Loss on digital assets	—	(167,879)	(1,108)
Interest expenses, net	(700,617)	(1,789,278)	(11,814)
Foreign exchange gain, net	—	38,823,264	256,327
Other (expense) income, net	(213,799)	129,617	856
LOSS BEFORE INCOME TAXES	(213,146,023)	(185,143,596)	(1,222,393)
Provision for income (tax) benefit
Current	(145,000)	—	—
Deferred	(56,966)	188,496	1,245
Total provision for income (tax) benefit	(201,966)	188,496	1,245
NET LOSS	(213,347,989)	(184,955,100)	(1,221,148)

LOSS PER SHARE
Basic	(15.42)	(12.77)	(0.08)
Diluted	(15.42)	(12.77)	(0.08)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING*
Basic	13,839,400	14,478,530	14,478,530
Diluted	13,839,400	14,478,530	14,478,530

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

EARLYWORKS CO., LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

	As of April 30, 2023	As of October 31, 2023	As of October 31, 2023
	JPY	JPY	USD
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	177,886,393	701,384,530	4,630,824
Digital assets	750,307	465,464	3,073
Accounts receivable, net	30,934,916	10,986,371	72,536
Prepayments	2,591,297	24,329,264	160,632
Short-term deposits	3,096,509	3,096,509	20,444
Income tax receivable	19,147,994	9,635,241	63,616
Other current assets, net	275,577	2,226,920	14,703
TOTAL CURRENT ASSETS	234,682,993	752,124,299	4,965,828
Property and equipment, net	2,067,013	1,752,601	11,571
Operating lease right-of-use assets	3,467,368	15,781,366	104,195
Deferred initial public offering (“IPO”) costs	212,160,121	—	—
Long-term deposits	657,740	657,740	4,343
TOTAL ASSETS	453,035,235	770,316,006	5,085,937

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank loans – current portion, net	123,819,000	121,969,000	805,289
Other payables and accrued liabilities	47,250,464	95,948,571	633,491
Operating lease liabilities, current	3,467,368	8,173,403	53,964
Income taxes payable	145,000	—	—
Contract liabilities	1,397,470	—	—
TOTAL CURRENT LIABILITIES	176,079,302	226,090,974	1,492,744
Bank loans – non-current, net	68,252,500	57,268,000	378,106
Operating lease liabilities, non-current	—	6,911,713	45,634
Deferred tax liabilities – non-current	188,496	—	—
TOTAL LIABILITIES	244,520,298	290,270,687	1,916,484

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Ordinary shares, 55,300,000 shares authorized; 13,839,400 and 15,039,400 shares issued and outstanding as of April 30, 2023 and October 31, 2023, respectively	100,000,000	881,200,000	5,818,038
Additional paid-in capital	1,702,120,099	1,377,405,581	9,094,187
Accumulated deficit	(1,593,605,162)	(1,778,560,262)	(11,742,772)
TOTAL SHAREHOLDERS’ EQUITY	208,514,937	480,045,319	3,169,453
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	453,035,235	770,316,006	5,085,937

Total revenue for the six months ended on October 31, 2023, increased by approximately JPY 22,738 thousand from approximately JPY 32,206 thousand in the same period in 2022 to approximately JPY 54,944 thousand. Revenue from software and system development services decreased by approximately JPY 6,547 thousand and revenue from consulting and solution services also decreased by approximately JPY 19,580 thousand, mainly because the timing of certain projects was delayed to the second half of the 2024 fiscal year. Revenue from sales of NFTs increased by approximately JPY 48,865 thousand from zero, due to increased revenue from the NFT trading platform that the Company developed for a business partner, as previously disclosed in the Company’s annual report on Form 20-F for the fiscal year ended April 30, 2023, filed on September 15, 2023.

Cost of revenue decreased by approximately JPY 16,893 thousand from approximately JPY 20,230 thousand in the same period in 2022 to approximately JPY 3,337 thousand, primarily due to the absence of associated costs with the sale of NFTs. The initial cost of approximately JPY 11,550 thousand incurred for designing NFTs was accounted for as research and development expenses in the fiscal year ended April 30, 2023. From May 2023 onwards, minimal cost of revenue has been incurred for the sale of NFTs.

Total operating expenses increased by approximately JPY 49,539 thousand from approximately JPY 224,208 thousand in the same period in 2022 to approximately 273,747 thousand. The main reason contributing to the increase was that general and administrative expenses increased by approximately JPY 37,625 thousand, mainly attributable to the commission fees, consulting fees and listing maintenance costs paid to the Company’s depositary, the Bank of New York Mellon. Selling and marketing expenses also increased by approximately JPY 15,710 thousand from approximately JPY 11,367 thousand in the same period in 2022 to approximately JPY 27,077 thousand, primarily due to increased advertising and promotion expenses.

As of October 31, 2023, the Company had approximately JPY 701,385 thousand in cash and cash equivalents after the initial public offering was completed in July 2023, and the total shareholder’s equity increased by approximately JPY 271,530 thousand compared to the same period in 2022.

About Earlyworks Co., Ltd.

Earlyworks Co., Ltd. is a Japanese company operating its proprietary private blockchain technology, GLS, to leverage blockchain technology in various applications in a wide range of industries. GLS is a hybrid blockchain that combines the technical advantages of blockchain and database technology. GLS features high-speed processing, which can reach 0.016 seconds per transaction, tamper-resistance, security, zero server downtime, and versatile applications. The applicability of GLS is verified in multiple domains, including real estate, advertisement, telecommunications, metaverse, and financial services. The Company’s mission is to keep updating GLS and make it an infrastructure in the coming Web3/metaverse-like data society.

For more information, please visit the Company’s website: https://ir.e-arly.works/.

For inquiries about this release, please contact:

Earlyworks Co., Ltd.

Contact E-MAIL: ew-ir@e-arly.works

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

4